"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

04024318

04 APR -9 AM 7:21

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

SUPPL

Date: 30 March 2004

ORK – Trade subject to notification - option exercise

On 29 March 2004, in connection with its option programme, Orkla exercised 3,333 options, at a strike price of 160.

After exercise of options, Orkla's holding of Orkla shares is reduced to 7,613,954. A total of 2,089,271 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

dw 4/13

Notice to the Oslo Stock Exchange

ORKLA

04 APR -9 AM 7:21

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 31 March 2004

ORK – Trade subject to notification

On 30 March 2004, in connection with its option programme, Orkla exercised 65,333 options, at a strike price of NOK 160.

After exercise of options, Orkla's holding of Orkla shares is reduced to 7,548,621. A total of 2,023,938 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

The following transactions concern primary insiders:

Name	Options exercised	Total number of options	Number of shares sold	At share price (NOK)	Total share-holding
Per A Sørlie	40,000	42,500	40,000	194.61	5,500
Tor Aamot	9,333	21,667	8,333	194.16	6,000